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FOR FURTHER INFORMATION CONTACT:
Jacque Underdown (831) 761-4741

FOR IMMEDIATE RELEASE

            GRANITE CONSTRUCTION ANNOUNCES THIRD QUARTER RESULTS AND
                         FISCAL YEAR 2003 EXPECTATIONS


WATSONVILLE, CALIFORNIA (November 5, 2003) Granite Construction Incorporated (NYSE:GVA) announced today that income before the cumulative effect of a change in accounting principle for the third quarter ended September 30, 2003 was $24,690,000 or $0.60 per share on a diluted basis versus $23,069,000 or $0.57 per share for the same period in 2002. Revenue for the quarter totaled $580,200,000 versus $583,728,000 for the same period last year.

For the nine-month period ended September 30, 2003, income before the cumulative effect of a change in accounting principle was $45,502,000 or $1.12 per share on a diluted basis compared to $37,984,000 or $0.94 per share for the same period in 2002. Revenue for the nine-month period totaled $1,351,765,000 compared to $1,311,883,000 for the same period last year.

Backlog at September 30, 2003 totaled $1,900,115,000 compared to $1,743,502,000 on September 30, 2002. New awards for the third quarter totaled $548,921,000 compared to $739,263,000 one year ago. New contracts awarded during the quarter ended September 30, 2003 include a $62.3 million highway project in New York, a $39.2 million share of a joint venture turnpike project in Texas and a $96.4 million share of a joint venture transit project in Pennsylvania.

On July 1, 2003 we implemented the requirements of Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. A portion of the non-Granite held common shares of our majority-owned subsidiary, Wilder Construction Company, carry redemption features that bring them under the scope of SFAS 150. As required by this new accounting standard, we have recorded the fair value of this Wilder redemption obligation in long-term liabilities on our balance sheet and
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recorded our share of the difference between the fair value of the redemption obligation and its carrying amount at July 1, 2003 ($5.1 million) as a cumulative effect of a change in accounting principle.

Commenting on the third quarter results, Granite President and Chief Operating Officer William G. Dorey said, "We are very pleased with our strong third quarter results. Given the challenging market, our Branch Division performed much better than expected in the quarter. We are encouraged that despite decreased transportation funding and competitive pressures we are witnessing throughout the West, some of our California branches continue to generate positive results. However, these positive Branch Division results were partially offset by lower profit forecasts on several Heavy Construction Division projects that have not performed at the level that we had anticipated."

Given the resiliency exhibited by some branches so far this year and reasonable weather conditions, the Company expects earnings before the cumulative effect of a change in accounting principle for the year 2003 to be in the range of $1.28 to $1.36 per diluted share, which includes the $18.4 million income related to the sale of the State Route 91 Tollroad Franchise by the California Private Transportation Corporation, of which Granite is a 22.2% limited partner, which was recorded in the first quarter of 2003.

Commenting on the outlook for fiscal year 2004, Dorey stated, "We are not anticipating a significant improvement in California's economy in 2004 as the new administration makes its early attempts to turn the state's fiscal crisis around. Therefore, we believe that we will likely continue to experience a highly competitive public sector market in most of our California locations. However, we believe that the private sector market should remain active and be similar to what we have experienced so far in 2003. In addition, based in part on the strong backlog of work and a number of projects expected to reach the 25% complete stage, we anticipate that 2004 will be a better year for HCD."

Third Quarter Conference Call Information:

Granite will host a conference call at 2:00 p.m. Pacific Time on Wednesday, November 5th, which will be live on the internet, and can be accessed by logging onto http://www.graniteconstruction.com or by dialing (913) 981-5559, Passcode 591121. From 5:00 p.m. Pacific Time on November 5(th) through 5:00 p.m. Pacific Time on November 19(th), 2003, a playback of the call can be accessed on the Company's website or by calling (888) 203-1112 for Domestic U.S. and Canada and
(719) 457-0820 for International callers.
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Granite is one of the nation's largest diversified heavy civil contractors and construction materials producers. Granite Construction serves public and private sector clients through its offices nationwide. For more information about the company, please visit their website at www.graniteconstruction.com.

This press release contains " forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 regarding future events and the future results of Granite that are based on current expectations, estimates, forecasts, and projects as well as the beliefs and assumptions of Granite's management. Words such as "outlook", "believes", "expects", "appears", "may", "will", "should", "anticipates" or the negative thereof or comparable terminology, are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in our Annual Report on Form 10-K under the section entitled "Risk Factors". You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Granite undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

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